Exhibit 3.1

ARTICLES OF ASSOCIATION OF

TRAVEL B.V.

(unofficial translation)

having its seat in Amsterdam, the Netherlands, as these read after the execution of the deed of incorporation and the deed of rectification executed on 7 November 2016 before M.A.J. Cremers, civil-law notary in Amsterdam.

The company is registered in the Dutch trade register under number 67222927.

1.	NAME AND STATUTORY SEAT

1.1.	The name of the company is: travel B.V.

1.2.	The company has its statutory seat in Amsterdam, the Netherlands.

1.3.	The company has its effective management and principal place of business in Düsseldorf, Germany.

2.	OBJECTS

The objects of the company are:

(a)	to participate in, to finance, to collaborate with, to conduct the management of companies and other enterprises;

(b)	to provide advice and other services;

(c)	to acquire, use and/or assign industrial and intellectual property rights and real property;

(d)	to provide security for the debts of legal entities or of other companies with which the company is affiliated or for the debts of third parties;

(e)	to invest funds; and

(f)	to undertake all actions that are deemed to be necessary to the above objects, or in furtherance thereof,

each of the above to be interpreted according to the widest sense of the words.

3.	SHARES

3.1.	The shares shall be registered and numbered distinctly, as determined by the managing board.

3.2.	The nominal amount of each share is one euro cent (EUR 0.01).

4.	ISSUE OF SHARES, PRE-EMPTIVE RIGHT

4.1.	The issue of shares, including the granting of rights to subscribe for shares, may only be effected through a resolution of the general meeting, which shall specify the price and other terms and conditions thereof.

(1)

The issue price may not be less than the nominal amount of each share.

4.2.	In the event of an issue of shares, each shareholder shall have a pre-emptive right in proportion to the aggregate amount of his shares.

A shareholder shall not have a pre-emptive right to shares that are issued to employees of the company or a group undertaking. The general meeting may resolve to limit or exclude the pre-emptive right with respect to a specific issue of shares.

4.3.	The nominal amount must be paid-up upon issue of the share, unless it is stipulated that the nominal amount or a part thereof shall be paid-up after a certain period or upon request of the company.

4.4.	The issue of shares requires a notarial deed to that effect, executed before a civil law notary officiating in the Netherlands.

5.	USUFRUCT AND PLEDGE ON SHARES

5.1.	A right of pledge or a right of usufruct may be created on the shares.

5.2.	The shareholder shall have the voting rights attached to his shares subject to a right of usufruct or pledge.

5.3.	Contrary to the provisions of article 5.2, the usufructuary shall have the voting rights if so provided at the time of granting the usufruct, or at a later time when this is agreed on in writing between the shareholder and the usufructuary.

Contrary to the provisions of article 5.2, the pledgee shall have the voting rights if so provided upon the creation of the pledge, whether subject to a condition precedent or not, or at a later time when this is agreed on in writing between the shareholder and the pledgee.

6.	SHAREHOLDERS’ REGISTER

6.1.	The managing board shall keep a register recording the names and addresses of all shareholders, stating the number of shares held by them, and numbers allocated thereto, the date on which the shares were acquired, the acknowledgement date of the transfer or the date when the transfer was served upon the company, as well as the amount paid-up on each share.

6.2.	The register shall also record the names and addresses of the holders of a right of usufruct or pledge on shares, stating the date on which they acquired such right, the acknowledgement date of the acquisition of their right or the date when the acquisition was served upon the company. The register further records which rights are attached to the shares they are entitled to.

6.3.	Each person whose data must be recorded in the register, shall timely provide the managing board with the information stated in article 6.1 and advise of any changes thereof.

(2)

If an electronic address is disclosed to the managing board, it is also deemed to be disclosed to the company for purposes of receiving all notifications, announcements and statements as well as convening notices for a general meeting.

7.	TRANSFER OF SHARES, CREATION OF LIMITED RIGHTS

7.1.	A shareholder may freely transfer his shares.

7.2.	The transfer of a share and the creation or assignment of a limited right on a share, can only be effected by way of a notarial deed, executed before a civil law notary officiating in the Netherlands, and to which all persons involved are a party.

8.	ACQUISITION OF OWN SHARES

The company may acquire fully paid-up shares or depositary receipts thereof in its own capital for no consideration, by universal title or if the company’s equity, less the acquisition price, exceeds the sum of the statutory reserves that the company must maintain. The managing board is authorized to resolve to the acquisition.

At least one share in the company’s capital must be held by someone other than the company or one of its subsidiaries.

9.	MANAGING BOARD

9.1.	The company shall have a managing board consisting of one or more managing directors.

The general meeting shall determine the number of managing directors.

9.2.	Managing directors shall be appointed by the general meeting.

Prior to the appointment, the general meeting shall be provided with information regarding potential positions as managing director at other legal entities. The absence or inaccuracy of such information shall not affect the validity of the resolution to appoint that person.

9.3.	Managing directors may be suspended or dismissed by the general meeting at any time.

A suspension may not exceed three months in total, including any extensions thereof.

9.4.	The remuneration and other employment terms and benefits of each managing director shall be determined by the general meeting.

9.5.	In the event that one or more managing directors is absent or prevented from acting, the remaining managing directors or the sole remaining managing director shall be charged with the management of the company. In the event that all managing directors, including a sole managing director, are absent or prevented from acting, a person to be appointed for that purpose by the general meeting shall be temporarily entrusted with the management of the company.

If there are no managing directors available, and the general meeting has not appointed a person who is temporarily entrusted with the management of the company, or if such person is unable or unwilling to perform the management of the company temporarily,

(3)

each shareholder shall be authorized to convene a general meeting for the sole purpose of appointing a managing director, or a person who is willing and able to perform the management of the company on a temporary basis.

10.	DECISION-MAKING PROCESS OF THE MANAGING BOARD

10.1.	Each managing director participating in the deliberations and decision-making process, may cast one vote.

The managing board shall adopt resolutions by an absolute majority (more than half) of the votes cast. Blank votes shall be considered null and void.

10.2.	In addition to the provisions of these articles of association, the managing board may adopt internal rules with respect to holding meetings and regulating its decision-making process. The managing board is authorized to allocate duties among the managing directors, provided that the resolution to that effect is passed unanimously in a meeting in which all managing directors are present or represented and the allocation is confirmed in writing.

The resolution to adopt or to amend the internal rules, or to allocate the managing board duties, requires the approval of the general meeting.

10.3.	Each managing director may be represented at managing board meetings only by another managing director, duly authorized for each particular board meeting.

10.4.	Meetings of the managing board may also be held by telephone- or video conference, provided that each managing director taking part in such meeting is able to hear the deliberations and can be heard by the other managing directors.

10.5.	The managing board may also adopt resolutions without holding a meeting, provided that all managing directors have been consulted in respect thereof and none of the managing directors has objected to adopting resolutions in this manner.

10.6.	A managing director may not participate in the deliberations and the decision-making process of the managing board concerning any subject in which this managing director has a direct or indirect personal interest which conflicts with the interest of the company and its business enterprise. In such event, the other managing directors shall be authorized to adopt the resolution.

If all managing directors have a conflict of interest as mentioned above, the resolution shall be adopted by the general meeting.

10.7.	With due observance of the provisions of these articles, the management board resolutions relating to any of the following matters shall be subject to the approval of the general meeting:

(a)	applying for admission of the company to a regulated market as referred to in Article 1:1 of the Wet op het financieel toezicht (Financial Supervision Act) or a system comparable to a regulated market from a State which is not a Member State or anything relating thereto; and

(b)	undertaking any such legal acts as shall be determined and clearly defined by the general meeting and notified in writing to the managing board.

(4)

For the purpose of the applicability of the previous sentence a resolution of the management board in its capacity of corporate body of a company in which the company participates, shall be treated as a resolution of the management board to enter into a transaction as referred to in the previous sentence, provided that the first mentioned resolution is subject to such approval.

10.8.	The managing board must follow the instructions given by the general meeting. The resolution of the general meeting to that effect must clearly define the nature and scope of such instructions.

Upon written notification of the instructions to the managing board, the managing board must observe such instructions, unless they conflict with the best interest of the company and the business enterprise it operates.

11.	REPRESENTATION

11.1.	The company shall be represented by the managing board.

Except for the managing board, the authority to represent the company is also vested in each managing director acting individually.

In the event that a managing director is absent or prevented from acting, the person that is temporarily entrusted with the management of the company in his place, shall also be authorized to represent the company in accordance with the provisions of this article.

11.2.	The managing board is authorized to engage in legal transactions in which special obligations are imposed on the company, relating to the subscription to shares or legal transactions that concern contributions on shares other than in cash, without the prior approval of the general meeting.

12.	GENERAL MEETING

12.1.	At least one general meeting shall be held, or one resolution shall be adopted by the general meeting as referred to in article 12.13, in each financial year.

12.2.	In these articles of association, “meeting rights” (vergaderrecht) is defined as the right to attend and address the general meeting either in person or be represented by a person holding a written proxy.

Shareholders, usufructuaries with voting rights and pledgees with voting rights shall have meeting rights and shall hereinafter be referred to as “persons with meeting rights” (vergadergerechtigden).

Holders of depositary receipts for shares in the capital of the company do not have meeting rights. Usufructuaries and pledgees without voting rights do not have meeting rights.

12.3.	General meetings shall be held in the municipality where the company has its statutory seat.

(5)

A general meeting may also be held elsewhere, provided that all persons with meeting rights have given their approval thereto, and that the managing directors have been given the opportunity to give their advice prior to the decision-making process.

12.4.	A general meeting shall be convened by the managing board or by a managing director no later than on the eighth day prior to the day of the meeting.

The general meeting shall be convened by means of a notice letter sent to the addresses of all persons with meeting rights as listed in the register of shareholders, or by electronic means in a legible and reproducible format sent to the electronic addresses as registered in the shareholders’ register.

With respect to matters that were not announced in the notice letter or that were not announced in accordance with the period referred to in the first sentence of this article 12.4, valid resolutions may only be adopted if all persons with meeting rights have given their approval to adopt resolutions on such matters, and the managing directors have been given the opportunity to give their advice prior to the decision-making process.

If the notice period for calling the meeting was not observed, valid resolutions may only be adopted if all persons with meeting rights approve of the decision-making process nevertheless, and the managing directors have been given the opportunity to give their advice prior to the decision-making process.

12.5.	A person with meeting rights may be represented for the purpose of exercising his rights in a meeting by a person holding a written proxy. The requirement that the proxy is in writing is met if such proxy is recorded electronically.

12.6.	If so determined by the managing board and announced at the time of convening the meeting, persons with meeting rights have the right to attend the meeting by electronic means either in person or represented by a person holding a written proxy, to address that meeting and, for those who have voting rights, to exercise such voting rights, provided that the use of the electronic means by persons with meeting rights enables their identification, and enables them to directly take note of the discussions at that meeting, and to directly participate in the deliberations thereof.

The managing board is authorized to adopt further regulations regarding the use of electronic means. If the managing board has exercised such authority, the adopted regulations shall be made available at the time the meeting is convened.

12.7.	The notice to convene a meeting may specify that prior to the meeting, votes can be cast by electronic means, but not earlier than thirty days prior to the day of the meeting.

Votes cast using this method shall be considered equivalent to the votes cast in the general meeting.

12.8.	The general meeting itself shall appoint a chairman.

The chairman of the meeting will appoint a secretary.

12.9.	Each share confers the right to cast one vote.

Resolutions of the general meeting shall be adopted by an absolute majority (more than half) of the votes cast, unless a larger majority is required by law. Blank votes shall be considered null and void.

(6)

Each managing director has an advisory vote in the general meeting.

12.10.	The chairman of the meeting shall decide on any dispute in relation to voting results, the entitlement to vote and to attend the meeting if there is no provision for resolving such disputes contained in the law or the articles of association.

12.11.	The chairman of the meeting shall determine the method of voting, as far as article 12.6 does not apply.

12.12.	The managing board shall keep records of all resolutions adopted in the general meeting.

Such records shall be lodged at the company’s offices for inspection by all persons with meeting rights. They shall be given a certified copy or extract of the records upon request at cost.

12.13.	Shareholders may also adopt resolutions without convening a general meeting, provided that all persons with meeting rights consent to this decision-making process. This consent may be given by electronic means.

The votes shall be cast in writing or by use of electronic means. This requirement is also met if the resolution is recorded in writing or electronically, stating the voting method of each person entitled to vote.

Prior to the decision-making process, the managing directors shall have the opportunity to give advice.

13.	FINANCIAL YEAR, ANNUAL ACCOUNTS, AND MANAGEMENT REPORT

13.1.	The company’s financial year shall coincide with the calendar year.

13.2.	Within five months after the end of each financial year, the managing board shall prepare the annual accounts, unless the general meeting extends this period by no more than the maximum permitted statutory period due to extraordinary circumstances.

The annual accounts shall be signed by all managing directors. Reasons shall be stated in the event the signature of one or more of the managing directors is lacking.

The managing board shall prepare a management report within the period mentioned above, unless the company is not obliged to do so in accordance with the legislation and regulations applicable to the company.

13.3.	If and to the extent the company is subject to the relevant legal provisions in section 2:393(1) of the Dutch Civil Code, the general meeting shall instruct an auditor or a firm of auditors to audit the annual accounts prepared by the managing board, to report thereon, and to issue an auditor’s certificate with respect thereto.

The general meeting may also resolve to appoint an auditor if the company does not have a legal obligation to have the annual accounts audited.

(7)

13.4.	The annual accounts shall be adopted by the general meeting.

If all shareholders are also managing directors of the company, the signing of the annual accounts by all managing directors shall not be considered as the adoption of the annual accounts within the meaning of section 2:210(3) of the Dutch Civil Code.

13.5.	The company is obliged to make its annual accounts, its management report and the other information as referred to in section 2:392 of the Dutch Civil Code publicly available at the trade register, if and to the extent required by law.

14.	ALLOCATION OF PROFITS

14.1.	The general meeting is authorized to appropriate the profits as determined by the adoption of the annual accounts, or a part thereof, and to resolve to make distributions.

The general meeting is also authorized to resolve to make an interim distribution, including distributions from the reserves.

14.2.	If the company is obliged by law to maintain reserves, it may only make distributions to its shareholders to the extent that the company’s equity exceeds the sum of such statutory reserves.

14.3.	The company may only carry out a resolution of the general meeting to make a distribution after the managing board has granted its approval.

The managing board may only refuse to grant its approval to a resolution to make a distribution, if it is aware or should reasonably foresee that after such distribution the company will become unable to continue to settle its payable debts.

14.4.	If the company makes a distribution as referred to in article 14.1, the same amount will be distributed on each share, unless all shareholders agree to another allocation per share with regard to a specific distribution.

14.5.	In the calculation of the distribution, the shares held by the company in its own capital or shares for which the company holds depositary receipts, shall be disregarded. No distribution will be made on the shares referred to in the preceding sentence.

14.6.	The claim to a distribution shall expire upon the lapse of five years after the day following the day on which the managing board granted its approval to such distribution or, if the distribution became due at a later date, the day following the day on which the distribution for payment became due.

15.	AMENDMENT OF THE ARTICLES OF ASSOCIATION, LEGAL MERGER AND DEMERGER

15.1.	The general meeting may resolve to amend the articles of association.

15.2.	If a proposal to amend the articles is presented to the general meeting, this must be stated in the notice convening the meeting. A copy of the proposal, containing the verbatim text of the proposed amendment of the articles of association, must be lodged for inspection by persons with meeting rights at the offices of the company from the day on which the notice convening the meeting is sent until the closing of the meeting. A copy of the proposal will be available free of charge to persons with meeting rights upon request.

(8)

15.3.	The general meeting may resolve to enter into a merger (fusie) or demerger (splitsing) under the provisions of Chapter 2.7 of the Dutch Civil Code, notwithstanding the authority vested by the law to the managing board in relation to the decision-making process in the event of a merger or demerger.

16.	DISSOLUTION AND LIQUIDATION

16.1.	The general meeting may resolve to dissolve the company.

16.2.	The liquidation shall be effected by the managing board, unless other liquidators are appointed by the general meeting. The general meeting may resolve to grant remuneration to a liquidator.

16.3.	During the liquidation, the articles of association shall remain effective to the extent possible.

16.4.	The liquidation surplus shall be distributed to the shareholders in proportion to their rights.

17.	INITIAL FINANCIAL YEAR

The company’s initial financial year shall end on the thirty-first of December two thousand and sixteen.

This article, together with its heading, shall lapse after the first financial year.

(9)